December 10, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Express Company Capital Trust II Request for Withdrawal of Registration Statement on Form S-3 File No. 333-55761-02

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), American Express Company Capital Trust II (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-3 (File No. 333-55761-02), together with all exhibits thereto (collectively, the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was initially filed with the Commission on June 2, 1998.

The Company is seeking withdrawal of the Registration Statement because it does not intend to issue securities under the Registration Statement. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Accordingly, the Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Please provide a copy of the order granting the withdrawal of the Registration Statement to the attention of the undersigned via facsimile at (212) 640-0405 and a copy to the attention of David S. Carroll, in the Company’s General Counsel’s Office, at (212) 640-9257.

If you have any questions or require further information regarding the foregoing application for withdrawal of the Registration Statement, please contact David S. Carroll at (212) 640-5783.

Sincerely,

AMERICAN EXPRESS COMPANY CAPITAL TRUST II

By:	American Express Company, as depositor

By:	/s/ David L. Yowan
	Name:	David L. Yowan
	Title:	Treasurer

cc: David. S. Carroll, Esq., General Counsel’s Office